UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

             FORM U-12 (I)-B (THREE-YEAR STATEMENT)

 STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
       COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED
          OR RETAINED BY A REGISTERED HOLDING COMPANY
          OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT
 CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)


     1.   Name and business address of person filing statement.

Van Ness Feldman, P.C.
1050 Thomas Jefferson St. NW
Washington, D.C. 20007-3877


     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

Members
Richard Agnew
Pamela Anderson
Gary Bachman
Patricia Beneke
Mitchell Bernstein
John Buchovecky
John Burnes
Howard Feldman
Shelley Fidler (Non-attorney Principal)
Stephen Fotis
Patricia Godley
Paul Korman
Nancy McNally (Non-attorney Principal)
Alan Mintz
J. Curtis Moffatt
Margaret Moore
Bob Nordhaus
Richard Penna
Daniel Press
Julie Richardson
Steve Richardson
Thomas Roberts
Cheryl Feik Ryan
Howard Shapiro
Michael Swiger
Robert Szabo
William Van Ness, Jr.
David Yaffe
Ben Yamagata
Theresa Zolet

Of Counsel
Howard Bleichfeld
Shippen Howe
Sam Kalen
Richard Kozlowski
Malcolm McLellan
Curt Rich

Associates
Angela Addison
Jaeleen Araujo
Andrew Art
Rebecca Boyd
Kyle Danish
Britt Speyer Fleming
Kevin Flynn
Jessica Christoph Friedman
Nick Goldstein
John Hickey
Susan Moore
Joe Nelson
Rick Nogueira
Evan Reese
Peter Robbins
Jay Ryan
Charles Sensiba
Jonathan Simon
Janet Woodka
Brian Zimmet

Associate Directors, Governmental Issues
Suzanne Bacon
Paula Dietz
Shelley Price Fichtner
Susan Pettit

Legal Assistants
Stephen Baruch
Barbara Deathe
Eugene Groysman
Larry Inouye
Shannon Madigan
Jordan Smith

Law Clerks
Andrea Chuahy

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     (A) Various companies in the Entergy Power Group of Entergy Corp. that are involved in the development, ownership, or operation of generating facilities under sections 32 and section 33 of the Public Utility Holding Company Act of 1935 (Act) and "qualifying facilities" under the Public Utility Regulatory Policies Act of 1978 (PURPA).

     (B) Various subsidiary companies of Entergy-Koch, LP (EKLP) a subsidiary company of Entergy Corp., including Axia Energy LP and Gulf South Pipeline Company, LP.

     (C) Various companies in the American Electric Power Co. holding company system, including AEP Resources Inc., a non-regulated corporate development and capital investment operation, AEP Energy Services Inc., a natural gas and electricity trading and marketing company; and Ohio Power.

     (D) NRG Energy Inc. and various of its subsidiary companies that are involved in the acquisition, development, ownership, or operation of generating facilities under sections 32 and 33 of the Act and "qualifying facilities" under PURPA.

     (E) Previously regularly employed or retained by Cove Point LNG L.P., a partnership between Potomac Electric Power Company and Columbia LNG Corp., a wholly-owned subsidiary company of Columbia Energy; the successor to Cove Point LNG L.P. is not a subsidiary company of a registered holding company.

     (F) Previously regularly employed or retained by Columbia Electric, a wholly-owned subsidiary company of Columbia Energy; regular employment or retention is not anticipated during the next three calendar years.

     (G) Previously regularly employed or retained by Columbia Energy Services Corp., a business group of Columbia Energy; regular employment or retention is not anticipated during the next three calendar years.


     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     (A) Van Ness Feldman is retained by Entergy Power Group on an hourly basis to advise its companies as to compliance with sections 32 and 33 of the Act, PURPA, the Federal Power Act, and the implementing regulations, and to draft various filings with regard to those laws and regulations for submission to the Securities and Exchange Commission (SEC) and the Federal Energy Regulatory Commission (FERC).

     (B) Van Ness Feldman is retained by Gulf South Pipeline Company, LP, on an hourly basis to advise as to compliance with the requirements of the Natural Gas Act and implementing regulations, and to draft various filings with regard to those laws and regulations for submission to the Federal Energy Regulatory Commission. Van Ness Feldman is retained by Axia Energy, LP to provide advice on certain discrete regulatory and legal issues that may arise under the Natural Gas Act and the Federal Power Act.

     (C) Van Ness Feldman is retained by various companies in the American Electric Power Co. holding company system on an hourly basis to provide advice on legal and regulatory issues that arise under the Clean Air Act, the Natural Gas Act, the Federal Power Act, and other federal and state laws and regulations, and to draft various pleadings and filings as required with regard to those laws and regulations in various federal and state courts and agencies. Van Ness Feldman also provides advice on international issues, such as those that arise under treaties such as the Kyoto Protocol, regarding AEP Resources Inc.

     (D) Van Ness Feldman is retained by NRG Energy Inc. and various of its subsidiary companies on an hourly basis to provide counsel with regard the acquisition, development, ownership, and operation of generating facilities under sections 32 and 33 of the Act and "qualifying facilities" under PURPA.


     5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)


Name of recipient    Salary or other payments	    Person or company from whom
							                                            received or to be received


			                received in 2000	  to be received
				                     (a)			             (b)


Van Ness Feldman		    $ 0		           not fixed	        Entergy Power Group

Van Ness Feldman		    $ 0		           not fixed	        Axia Energy L.P.

Van Ness Feldman		    $ 0		           not fixed	        Gulf South Pipeline
                                                        Company, LP

Van Ness Feldman		    $ 1,288,369.86	 not fixed	        AEP Resources Inc.,
                                                        Intergen Energy Inc.,
                                                        Ohio Power

Van Ness Feldman		    $ 0		           not fixed	        AEP Energy Services

Van Ness Feldman		    $ 650,183.50	   not fixed	        NRG Energy Inc.,
                                                        Louisiana Generating
                                                        LLC

Van Ness Feldman		    $ 353,518.05	   none		            Cove Point LNG L.P.

Van Ness Feldman		    $ 1,462.50	     none		            Columbia Electric,
                                                        Pedricktown
                                                        Cogeneration

Van Ness Feldman		    $ 0		           none		            Columbia Energy
                                                        Services Corp.


    (b)  Basis for compensation if other than salary.     Hourly billing rate


     6. (To be answered in supplementary statement only. See instructions) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

          (a) Total amount of routine expenses charged to client and reimbursed in 2000:


	Source of reimbursement					                            Amount

	Entergy Power Group					                                  $ 0

	Axia Energy L.P.					                                     $ 0

	Gulf South Pipeline Company, LP				                       $ 0

	AEP Resources Inc., Intergen Energy Inc., Ohio Power      $ 62,530.72

	AEP Energy Services					                                  $ 0

	NRG Energy Inc., Louisiana Generating LLC		               $ 28,193.40

	Cove Point LNG L.P.					                                  $ 14,772.56

	Columbia Electric, Pedricktown Cogeneration		             $ 8.90

	Columbia Energy Services Corp.				                        $ 0


        (b)  Itemized list of all other expenses: No other expenses





Date:  January 29, 2001       Signed     /s/   Margaret A. Moore